EXHIBIT 21
SUBSIDIARIES OF PDG ENVIRONMENTAL, INC.

Name of Subsidiary	State of Formation
Project Development Group, Inc.	PA
PDG, Inc.	PA
Enviro-Tech Abatement Services Co.	NC
Servestec, Inc.	FL
PDG of Delaware, Inc. *	DE
DPI Energy, Inc.*	PA
Asbestemps, Inc.*	DE
Applied Environmental Technology, Inc. *	DE
Applied Consulting & Technical Services, Inc. *	DE

*	Inactive subsidiaries